THE AMERICAN ENERGY GROUP, LTD.

One Gorham Island, Suite 303

Westport, Connecticut 06880

(203) 222-7315

April 30, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Roger Schwall, Assistant Director

Re:	American Energy Group, Ltd. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed October 14, 2014 File No. 0-26402

Dear Mr. Schwall:

The American Energy Group, Ltd. is in receipt of your letter dated March 13, 2015, which was not received until mid-April after telephonic inquiry by your office and advice to your office that the letter had not been received. This letter shall serve as a request for additional time to respond based upon the extensive travel schedule of the President and CEO during April and early May, 2015. Request is here made for the extension until May 21, 2015, in order to permit thorough attention to the inquiries and to permit attention to and the timely filing of the Company’s Form 10Q for the period ending March 31, 2015.

Sincerely, The American Energy Group, Ltd.

By:	/s/ R. Pierce Onthank
R. Pierce Onthank
President and CEO